

September 2, 2014

<u>Via E-mail</u>
Hui Huang
Chief Financial Officer
Renren Inc.
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

  Re: **Renren Inc.**
      Form 20-F for the fiscal year ended December 31, 2013
      Filed April 29, 2014
      File No. 001-35147

Dear Mr. Huang:

  We have reviewed your letter dated August 18, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 4, 2014.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Exhibits 15.2 and 15.3</u>

1. After consideration of your response to prior comment 4 we continue to believe that your consents by TransAsia Lawyers and Maples and Calder should allow for the incorporation by reference of the names and summarization of the legality opinions into the Form S-8. The disclosure throughout the filing attributes the statements regarding the legality of the corporate structure to a third party expert rather than to the company notwithstanding your response that the disclosure does not specifically refer to the "opinion" of TransAsia Lawyers. Additionally, it appears that only legal counsel has the

expertise necessary to reach legal conclusions of this nature. As previously indicated, a consent should be filed to incorporate the information into the Form S-8 as the registration statement is being updated by this Form 20-F pursuant to Securities Act Section 10(a)(3). Please refer to Securities Act Rule 436. For further guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant

cc: <u>Via E-mail</u>
       Z. Julie Gao, Esq., Partner
       Skadden, Arps, Slate, Meagher & Flom LLP